                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                              (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                         AURORA BIOSCIENCES CORPORATION
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   051920-10-6
                                   -----------
                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                                  JUNE 24, 1997
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

           Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 051920-10-6
---------
--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     BB Biotech AG

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                              (a) [ ]
     of a Group*                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     WC
--------------------------------------------------------------------------------
(5) Check Box is Disclosure of Legal Proceedings is required
Pursuant to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Switzerland
--------------------------------------------------------------------------------
Number of Shares                         (7)  Sole Voting Power
Beneficially Owned                            0 by BB Biotech AG
by Each Reporting                        ---------------------------------------
Person With                              (8)  Shared Voting Power
                                              1,421,500 by BB Biotech AG
                                              (See Item 5)
                                         ---------------------------------------
                                         (9)  Sole Dispositive Power
                                              0 by BB Biotech AG
                                         ---------------------------------------
                                         (10) Shared Dispositive Power
                                              1,421,500 by BB Biotech AG
                                              (See Item 5)
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,421,500 shares of common stock, par value of $.001 per share
(See Item 5).
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)

     Excludes Certain Shares*                                               [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO
--------------------------------------------------------------------------------

CUSIP No. 051920-10-6
---------
--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     Biotech Target S.A.

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                              (a) [ ]
     of a Group*                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds*

     AF
--------------------------------------------------------------------------------
(5) Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Panama
--------------------------------------------------------------------------------
Number of Shares                              (7)  Sole Voting Power
Beneficially Owned                                 0 by Biotech Target S.A.
by Each Reporting                             ----------------------------------
Person With                                   (8)  Shared Voting Power
                                                   1,421,500 by Biotech Target
                                                   S.A.(See Item 5)
                                              ----------------------------------
                                              (9)  Sole Dispositive Power
                                                   0 by Biotech Target S.A.
                                              ----------------------------------
                                              (10) Shared Dispositive Power
                                                   1,421,500 by Biotech Target
                                                   S.A.(See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,421,500 shares of common stock, par value of $.001 per share
(See Item 5).
--------------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                               [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (c) Biotech target has engaged in the following transactions during the past sixty days:

--------------------------------------------------------
ACTION           DATE          NUMBER OF       PRICE PER
                                SHARES           SHARE
--------------------------------------------------------
Bought          6/24/97        1,100,000        $10.00
--------------------------------------------------------
Bought         12/10/97            6,500        $12.88
--------------------------------------------------------
Bought         12/11/97           10,000        $13.50
--------------------------------------------------------
Bought         12/15/97             5000        $13.50
--------------------------------------------------------

------------------------------------------------------
Bought         12/17/97         250,000         $13.39
------------------------------------------------------
Bought         12/29/97          25,000         $13.19
------------------------------------------------------
Bought          1/2/97           25,000         $13.19
------------------------------------------------------

Each of the listed transactions, unless otherwise noted, was completed on the open market. As of December 31, 1997, BB Biotech and Biotech Target beneficially own a total of 1,421,500 shares of the Common Stock, which represent approximately 8.3% of the outstanding shares of Common Stock.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  BB BIOTECH AG

Date:  January 12, 1997                      By: /s/ Hans-Joerg Graf
                                                 -------------------------
                                             Name: Hans-Joerg Graf
                                                   -----------------------

Date:  January 12, 1997                      By: /s/ Dr. Victor Bischoff
                                                 -------------------------
                                             Name: Dr. Victor Bischoff
                                                   -----------------------


                                                  BIOTECH TARGET, S.A.

Date:  January 12, 1997                      By: /s/ Dr. Andreas Bremer
                                                 -------------------------
                                             Name: Dr. Andreas Bremer
                                                   -----------------------


Date: January 12, 1997                       By: /s/ Dr. Anders Hove
                                                 -------------------------
                                             Name: Dr. Anders Hove
                                                   -----------------------